UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for half year ended June 30th, 2017, which appears immediately following this page:

1.      UBS Group AG standalone financial information

2.      UBS Group Funding (Switzerland) AG standalone interim financial statements

3.      UBS Switzerland AG standalone interim financial statements

UBS Group AG standalone

Financial information for the half year ended 30 June 2017

UBS Group AG standalone
1	Income statement
1	Balance sheet
1	Basis of accounting

Appendix
2	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London and
New York.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

Income statement
	Year-to-date		% change from
CHF million	30.6.17	30.6.16	30.6.16
Dividend income from the investment in UBS AG	0	3,434	(100)
Other operating income	318	260	23
Operating income	318	3,694
Operating expenses	347	292	19
Operating profit / (loss) before tax	(29)	3,401
Tax expense / (benefit)	0	11	(100)
Net profit / (loss) for the period	(29)	3,391

Balance sheet
			% change from
CHF million	30.6.17	31.12.16	31.12.16

Assets
Current assets	3,014	5,090	(41)
Non-current assets	49,026	48,661	1
of which: investment in UBS AG¹	40,126	40,376	(1)
Total assets	52,039	53,751	(3)

Liabilities
Short-term liabilities	3,276	2,082	57
Long-term liabilities	10,613	11,344	(6)
of which: additional tier 1 capital²	7,501	7,865	(5)
Total liabilities	13,889	13,427	3
of which: Deferred Contingent Capital Plan	1,771	1,625	9
of which: other deferred compensation plans	2,458	2,892	(15)

Equity
Share capital³	385	385	0
General reserve⁴	32,669	34,886	(6)
of which: statutory capital reserve	32,669	34,886	(6)
of which: capital contribution reserve	32,669	34,886	(6)
Voluntary earnings reserve⁴	7,324	1,716	327
Treasury shares	(2,199)	(2,271)	(3)
Reserve for own shares held by subsidiaries	0	2	(99)
Net profit / (loss) for the period	(29)	5,606
Equity attributable to shareholders	38,150	40,324	(5)
Total liabilities and equity	52,039	53,751	(3)

1 In the second quarter of 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG. This transfer resulted in a decrease of the investment value of UBS AG by CHF 250 million and a corresponding increase in the investment value of UBS Business Solutions AG.    2 Comprised of long-term interest-bearing liabilities, which qualify as AT1 capital on UBS Group AG consolidated level. Compensation-related liabilities for Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014, 2015 and 2016, which also qualify as AT1 capital, are not included.    3 Refer to “UBS shares” in the “Capital management” section of the UBS Group AG second quarter 2017 report for information on UBS Group AG shares.    4 During the second quarter of 2017, as approved at the Annual General Meeting of shareholders held on 4 May 2017, the 2016 net profit of CHF 5,606 million was appropriated to the voluntary earnings reserve. In addition, a payment of an ordinary cash dividend of CHF 0.60 per dividend-bearing share, totalling CHF 2,229 million, was made out of the capital contribution reserve within the general reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2016.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2016. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2016.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2017 report and its Annual Report 2016, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

UBS Group Funding (Switzerland) AG

Interim financial statements as of 30 June 2017. Income statement for the period from incorporation on 14 November 2016 to 30 June 2017

UBS Group Funding (Switzerland) AG
7	Income statement
7	Balance sheet
8	Corporate information
8	Basis of accounting

Appendix
9	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London and New York.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group Funding (Switzerland) AG

Income statement
For the period ended
CHF million	30.6.17
Financial income	103
Operating income	103
Other operating expenses	0
Financial expenses	102
Operating expenses	102
Profit / (loss) before income taxes	1
Tax expense / (benefit)	0
Net profit / (loss)	0

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016, thus the income statement presented includes income and expenses for the period from incorporation on 14 November 2016 to 30 June 2017.

Balance sheet
CHF million	30.6.17

Assets
Liquid assets	105
Accrued income and prepaid expenses	344
Total current assets	449
Financial assets	23,820
Total non-current assets	23,820
Total assets	24,269

Liabilities
Other current liabilities	24
Accrued expenses and deferred income	179
Total short-term liabilities	203
Long-term interest-bearing liabilities	23,932
Other long-term liabilities	124
Total long-term liabilities	24,056
Total liabilities	24,259

Equity
Share capital	0
General reserves	10
of which: statutory capital reserve	10
of which: capital contribution reserve	10
Net profit / (loss)	0
Equity attributable to shareholders	10
Total liabilities and equity	24,269

Corporate information

UBS Group Funding (Switzerland) AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, 8001 Zurich, Switzerland. UBS Group Funding (Switzerland) AG operates under the Swiss Code of Obligations as a corporation limited by shares (Aktiengesellschaft).

Establishment of UBS Group Funding (Switzerland) AG

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016 as a wholly owned subsidiary of UBS Group AG. The company has been established to issue UBS Group AG guaranteed capital market instruments, which meet the requirements for loss-absorbing additional tier one (AT1) capital and/or senior unsecured debt which contributes to the total loss-absorbing capacity (TLAC) of UBS Group AG.

UBS Group Funding (Switzerland) AG was designated by FINMA as a significant group company according to art. 2bis para. 1 lit. b of the Banking Act.

Issuance of TLAC-eligible senior unsecured debt

In March 2017, UBS Group Funding (Switzerland) AG commenced to issue TLAC-eligible senior unsecured debt. The proceeds from the issuances of those instruments were on-lent to UBS AG for funding purposes.

Furthermore, in May 2017 outstanding TLAC-eligible senior unsecured debt issued by UBS Group Funding (Jersey) Limited was transferred to UBS Group Funding (Switzerland) AG by means of an issuer substitution. The issuer substitution was carried out pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfer, outstanding TLAC-eligible senior unsecured debt continues to be guaranteed by UBS Group AG, and investors' seniority of claims against UBS Group AG remains unchanged.

Basis of accounting

The interim financial statements of UBS Group Funding (Switzerland) AG are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). The income statement presented includes income and expenses for the period from the incorporation on 14 November 2016 to 30 June 2017.

In preparing the interim financial statements for UBS Group Funding (Switzerland) AG, the significant accounting and valuation principles as described below have been applied. These interim financial statements are unaudited.

Financial assets

Financial assets include loans granted to UBS AG which substantially mirror the terms of the TLAC-eligible senior unsecured debt instruments. They are measured at nominal value.

Long-term interest bearing liabilities

Long-term interest bearing liabilities include TLAC-eligible senior unsecured debt instruments. They are measured at nominal value. Any difference to nominal value, e.g. premium, discount, or external costs that are directly related to the issue, are deferred as Accrued income and prepaid expenses or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument, or until the optional redemption date, where applicable.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2017 report and its Annual Report 2016, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

UBS Switzerland AG standalone

Interim financial statements for the half year ended 30 June 2017

UBS Switzerland AG standalone interim financial statements
14	Income statement
15	Balance sheet
16	Basis of accounting
16	Joint and several liability

Appendix
17	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London and New York.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial statements

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Interest and discount income¹	892	921	972	(3)	(8)	1,813	1,934
Interest and dividend income from trading portfolio	0	0	(1)		(100)	0	0
Interest and dividend income from financial investments	35	22	25	59	40	56	44
Interest expense²	(85)	(108)	(125)	(21)	(32)	(193)	(242)
Gross interest income	841	835	871	1	(3)	1,676	1,737
Credit loss (expense) / recovery	(27)	12	5			(15)	11
Net interest income	814	847	876	(4)	(7)	1,661	1,748
Fee and commission income from securities and investment business	864	856	819	1	5	1,720	1,657
Credit-related fees and commissions	42	46	38	(9)	11	87	73
Other fee and commission income	183	176	182	4	1	359	353
Fee and commission expense	(96)	(91)	(88)	5	9	(187)	(176)
Net fee and commission income	993	986	951	1	4	1,979	1,907
Net trading income	207	239	175	(13)	18	446	330
Net income from disposal of financial investments	1	0	136		(99)	1	154
Dividend income from investments in subsidiaries and other participations	29	0	28		4	29	28
Income from real estate holdings	0	0	0			0	0
Sundry ordinary income	43	80	37	(46)	16	123	94
Sundry ordinary expenses	(6)	(2)	(4)	200	50	(9)	(9)
Other income from ordinary activities	67	77	198	(13)	(66)	144	267
Total operating income	2,081	2,149	2,199	(3)	(5)	4,230	4,252
Personnel expenses	548	518	528	6	4	1,066	1,067
General and administrative expenses	796	777	845	2	(6)	1,573	1,706
Subtotal operating expenses	1,344	1,295	1,372	4	(2)	2,639	2,773
Depreciation and impairment of property, equipment and software	2	2	3	0	(33)	5	6
Amortization and impairment of goodwill and other intangible assets	263	263	263	0	0	525	525
Changes in provisions and other allowances and losses	3	1	(1)	200		4	1
Total operating expenses	1,612	1,561	1,637	3	(2)	3,173	3,305
Operating profit	469	589	562	(20)	(17)	1,057	947
Tax expense / (benefit)	89	130	122	(32)	(27)	219	213
Net profit / (loss) for the period	380	459	440	(17)	(14)	838	735

1 Interest and discount income includes negative interest income on financial assets of CHF 27 million, CHF 21 million and CHF 30 million for the quarters ended 30 June 2017, 31 March 2017 and 30 June 2016, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 39 million, CHF 30 million and CHF 35 million for the quarters ended 30 June 2017, 31 March 2017 and 30 June 2016, respectively.

Balance sheet
				% change from
CHF million	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Assets
Cash and balances with central banks	44,036	48,379	44,528	(9)	(1)
Due from banks	5,007	4,781	4,355	5	15
Receivables from securities financing transactions	34,420	32,344	25,930	6	33
of which: cash collateral on securities borrowed	14,406	10,481	6,657	37	116
of which: reverse repurchase agreements	20,013	21,864	19,273	(8)	4
Due from customers	37,832	38,530	38,168	(2)	(1)
Mortgage loans	146,353	146,131	146,061	0	0
Trading portfolio assets	1,600	1,691	1,673	(5)	(4)
Positive replacement values	2,089	1,870	2,133	12	(2)
Financial investments	21,304	22,222	27,002	(4)	(21)
Accrued income and prepaid expenses	288	243	264	19	9
Investments in subsidiaries and other participations	56	56	56	0	0
Property, equipment and software	40	18	19	122	111
Goodwill and other intangible assets	2,888	3,150	3,413	(8)	(15)
Other assets	680	622	893	9	(24)
Total assets	296,593	300,038	294,497	(1)	1
of which: subordinated assets	1	1	0	0
of which: subject to mandatory conversion and / or debt waiver	0	0	0

Liabilities
Due to banks	17,028	18,881	13,248	(10)	29
Payables from securities financing transactions	7,367	7,383	6,903	(0)	7
of which: cash collateral on securities lent	1,722	1,670	1,518	3	13
of which: repurchase agreements	5,644	5,714	5,385	(1)	5
Due to customers	246,078	247,977	248,796	(1)	(1)
Trading portfolio liabilities	232	253	154	(8)	51
Negative replacement values	1,193	1,029	1,212	16	(2)
Bonds issued and loans from central mortgage institutions	8,405	8,335	8,331	1	1
Accrued expenses and deferred income	664	820	929	(19)	(29)
Other liabilities	1,349	1,271	1,276	6	6
Provisions	168	168	186	0	(10)
Total liabilities	282,483	286,117	281,034	(1)	1

Equity
Share capital	10	10	10	0	0
General reserve	12,139	12,139	12,139	0	0
of which: statutory capital reserve	12,139	12,139	12,139	0	0
of which: capital contribution reserve	12,139	12,139	12,139	0	0
Voluntary earnings reserve¹	1,122	0	0
Retained earnings / (loss) carried forward¹	0	1,313	0	(100)
Net profit / (loss) for the period	838	459	1,313	83	(36)
Total equity	14,110	13,921	13,463	1	5
Total liabilities and equity	296,593	300,038	294,497	(1)	1
of which: subordinated liabilities	4,520	4,540	4,521	0	(0)
of which: subject to mandatory conversion and / or debt waiver	4,520	4,540	4,521	0	(0)

1 At the Annual General Meeting held on 21 April 2017, shareholders approved the proposed appropriation of retained earnings of CHF 1,313 million, comprised of a cash dividend of CHF 191 million to UBS AG and an appropriation of CHF 1,122 million to the voluntary earnings reserve.

Balance sheet (continued)
				% change from
CHF million	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Off-balance sheet items
Contingent liabilities, gross	9,130	9,707	9,608	(6)	(5)
Sub-participations	(875)	(909)	(976)	(4)	(10)
Contingent liabilities, net	8,255	8,798	8,632	(6)	(4)
of which: guarantees to third parties related to subsidiaries	7	8	7	(13)	0
of which: credit guarantees and similar instruments	3,304	3,229	3,180	2	4
of which: performance guarantees and similar instruments	2,529	2,383	2,442	6	4
of which: documentary credits	2,415	3,178	3,002	(24)	(20)
Irrevocable commitments, gross	8,962	8,541	8,780	5	2
Sub-participations	(8)	(5)	(2)	60	300
Irrevocable commitments, net	8,954	8,536	8,778	5	2
of which: loan commitments	8,083	7,665	7,906	5	2
of which: payment commitment related to deposit insurance	872	872	872	0	0
Forward starting transactions¹	813	3,941	0	(79)
of which: reverse repurchase agreements	813	147	0	453
of which: repurchase agreements	0	3,793	0	(100)
Liabilities for calls on shares and other equity instruments	43	43	43	0	0
1 Cash to be paid in the future by either UBS or the counterparty.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG in the Annual Report 2016. Major differences between the Swiss GAAP requirements and IFRS are described in Note 36 to the consolidated financial statements of UBS Group AG in the Annual Report 2016. Further information on the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements as of 31 December 2016.

In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the standalone annual financial statements as of 31 December 2016. The interim financial statements are unaudited and should be read in conjunction with the standalone audited financial statements as of 31 December 2016.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG. Similarly under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. Under certain circumstances, the Swiss Banking Act and the bank insolvency ordinance of the Swiss Financial Market Supervisory Authority (FINMA) authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 June 2017, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to approximately CHF 77 billion compared with CHF 109 billion as of 30 June 2016.

As of 30 June 2017, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table Off-balance sheet items  does not include any exposure arising under this joint and several liability.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2017 report and its Annual Report 2016, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  July 28, 2017